

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

Via E-mail
Leonard J. Amoruso
Chief Executive Officer
Knight Holdco, Inc.
c/o Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> Re: **KCG Holdings, Inc.**
>   **Registration Statement on Form S-4**
>   **Amended May 13, 2013**
>   **File No. 333-186624**

Dear Mr. Amoruso:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Selected Historical Consolidated Financial Data of Knight, page 30

Consolidated Statements of Operational Data, page 30

1. We note that you excluded amounts below your net (loss) income (i.e., "Dividend on convertible preferred shares" and "Deemed dividend related to beneficial conversion feature of convertible preferred shares"), as well as your basic and diluted earnings per share data from your continuing and discontinued operations on page 31. We continue to believe that this information is useful to an investor. Please revise your disclosure to include the aforementioned in your next amendment.

Comparative Per Share/Unit Data, page 40

2. Please expand your disclosure in note (3) on page 41 to disclose that the earnings (loss) per share historical data disclosed does not include the impact of $0.08 and $0.06 loss per share (for basic and diluted, respectively) from discontinued operations for the three months ended March 31, 2013 and $0.67 loss per share (for basic and diluted) for the year ended December 31, 2012.

KCG could experience additional losses and liabilities as a result of the technology…, page 62

3. We note your response to prior comment 1 and continue to believe a discussion of the internal review of the August 1 trading losses and the findings of the review are warranted, as opposed to limiting your disclosure to the remedial actions. Your disclosure should summarize the results of the internal review, including specifying whether the review has been completed and whether all remedial actions have been completed.

Information about the Company, page 78

Core strengths and key competitive differentiators of KCG Holdings, Inc., page 88

4. We note your statement that based on publicly available information for the three months ended March 31, 2013, you would have a 16% market share in cash equities market making on US exchanges and a 4% on European exchanges. Please revise your disclosure to identify the publicly available information you reference.

5. We note your statement that Knight and GETCO continued to provide liquidity to the financial markets and while benefiting from market conditions through increased profitability. Please expand your disclosure to explain this statement in light of the decrease in profitability during the past year.

Material U.S. Federal Income Tax Consequences, page 150

6. Please revise the "Tax Treatment of the Mergers Generally" discussion to clarify that the mergers will be treated as a transaction described in Section 351 of the Code and clarify that a transaction described in Section 351 means that it will be exempt from taxation. Additionally, identify counsel and refer to long form opinions filed as exhibits.

Financing Matters, page 154

Financing Plan, page 155

Anticipated financing, page 155

7. We understand that Funding SPV is planning to launch an offering of senior secured second lien notes in the amount of $305 million. Please revise your disclosure here and elsewhere throughout your proxy/prospectus to provide an update on the progress of the launch, and clarify whether firm commitments have been received for this financing.

Anticipated First Lien Credit Facilities, page 156

8. We understand that KCG is planning to arrange first lien credit facilities in an aggregate principal amount of $555 million, consisting of a term loan facility and revolving credit facility. Please revise your disclosure here and elsewhere throughout your proxy/prospectus to provide an update on the status of the aforementioned credit facilities.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 184

Notes to the Unaudited Pro Forma Financial Statements – Minimum Case, page 190

Unaudited Pro Forma Balance Sheet, page 190

9. We note that in adjustment (a) you used anticipated financings rather than committed financings to reflect the incurrence of debt. In conjunction with our comments above under Financing Plan, please explain to us how you determined that your anticipated financing arrangement(s) met the factually supportable criterion within Rule 11-02 of Regulation S-X. If you determine that you cannot meet each of the criteria of Rule 11-02, consider using your committed facilities as the sources of funds. We would not object to supplemental footnote disclosure identifying the anticipated facilities as your sources of funds along with the corresponding financial impact.

10. Please revise adjustment (b) to reflect Long-term debt at its estimated fair value at March 31, 2013. In addition, revise your Accrued expenses and other liabilities to reflect the mandatory prepayment penalty ($32.5 million which you currently present in long-term debt, see vii) that will be incurred as a result of the planned redemption of your long-term debt at the time of the merger.

11. We note your revisions to adjustment (f); however, it is not clear to us how you determined the amount of shares used in the calculation of the current Knight RSU holders (5.6 million shares/RSUs) in (ii). Please advise or revise as necessary.

Exhibit 5.1

12. We refer to the language in the penultimate paragraph of the legality opinion that counsel expresses "no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Warrants and the warrant agreement with respect to the Warrants." Please tell us how this qualification is consistent with counsel's obligation to opine that the warrant is a binding obligation under the law of the jurisdiction governing the warrant agreement. Alternatively, please have counsel revise its opinion to remove the referenced language.

Exhibits 8.1 and 8.2

13. We note that counsel has opined only as to the whether the mergers, taken together, will be treated as a transaction as described in Section 351 of the Internal Revenue Service Code. Please note that merely identifying the statutory section of the IRS Code is insufficient and that the tax opinions must identify and address each material tax consequence to investors and set forth a basis for the opinion in the form an analysis. Please file revised tax opinions. If you wish to provide a "short-form" opinion, please have counsel revise the opinions and the prospectus to state clearly that the disclosure set forth in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" is the opinion of the named counsel and revise the discussion in your document to provide the requested information.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director